BARNETT BANK (logo)


March 27, 1996



ATTN: JEFF COOPER, SASCOR
PRUDENTIAL HOME MTG CO., INC.
S325 SPECTRUM DRIVE
FREDERICK, MD 21701



RE:  Annual Certifications

Dear Investor:

We hereby certify that:

1. We hold as required fire, extended, and other types of coverage customary in the locality where the property is located and that such policies remain in full force and effect on all mortgages serviced by us for you.

2. We will maintain fidelity bond coverage and errors and omissions coverage against losses as a direct result of failure on our part to properly service all policies held by us in connection with such mortgages.

3. All outstanding property taxes, assessments and other special charges which encumber your interest and which are reasonably ascertainable by BancPLUS Mortgage Corp. will be promptly disbursed.

4. We comply with the Tax Reform Act of 1986, Section 605H, ("the Act") as amended of the Internal Revenue Code and mail a letter annually to mortgagors in which our records do not reflect a Tax Identification Number

5. We report to each mortgagor by January 31 of each year interest received by year-end and, if applicable, the points paid directly by mortgagors on the purchase of a principal residence using IRS Form 1098.


If there are any questions or concerns which you would like to discuss regarding your portfolio, please contact me at (210) 525-7510 or by fax at
(210) 525-7511. A current BancPLUS contact list is enclosed for your files.

I would like to express our appreciation for your continued support as one of our valued investors and to thank you for the confidence you have placed in our team at BancPLUS.

Sincerely,



/s/Dennis Kirkpatrick
Dennis Kirkpatrick
Sr. Vice President

Enclosure